SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 10, 2002

_____

ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): 847- 724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Item 4.   Changes in Registrant's Certifying Accountant

On May 10, 2002, the Board of Directors of Illinois Tool Works Inc. (the "Company"), upon recommendation of its Audit Committee, determined to dismiss the Company's independent auditors, Arthur Andersen LLP, and to engage the services of Deloitte & Touche LLP as its new independent auditors.

The audit reports of Arthur Andersen LLP on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2001 and 2000, and the subsequent interim period through May 10, 2002, there were no disagreements between the Company and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports.

None of the reportable events described under Item 304 (a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years ended December 31, 2001 and 2000 or within the interim period through May 10, 2002.

The Company has provided Arthur Andersen LLP with a copy of the foregoing statements. Attached as Exhibit 16 is a copy of a letter from Arthur Andersen LLP, dated May 10, 2002, stating its agreement with such statements.

During the two most recent fiscal years ended December 31, 2001 and 2000 and the subsequent interim period through May 10, 2002, the Company did not consult with Deloitte & Touche LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 7.   Financial Statements and Exhibits

      (c)   Exhibits

Exhibit Number	Exhibit Description
16	Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated May 10, 2002.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Illinois Tool Works Inc.

Date: May 15, 2002

By: /s/ Jon C. Kinney

Jon C. Kinney
Senior Vice President and
Chief Financial Officer

Exhibit 16

May 10, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read the first five paragraphs of Item 4 included in the Form 8-K dated May 10, 2002 of Illinois Tool Works Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

cc: Jon C. Kinney, Senior Vice President and Chief Financial Officer, Illinois Tool Works Inc.